Q1 FY22 MANAGEMENT PRESENTATION 10 August 2021 Exhibit 99.5

Page 2 James Hardie Q1 FY22 Results CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward‐looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20‐F and 6‐K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward‐looking statements but are not the exclusive means of identifying such statements. These forward‐looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward‐ looking statements. Forward‐looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20‐F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID‐19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on‐going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non‐GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non‐GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non‐GAAP financial measures for the same purposes. However, these non‐GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non‐GAAP financial measures presented in this Management Presentation, including a reconciliation of each non‐GAAP financial measure to the equivalent GAAP measure, see the slide titled “Non‐GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross‐reference from the non‐GAAP financial measure used in this Management Presentation to the equivalent GAAP financial measure used in the Company’s Consolidated Financial Statements. See the section titled “Non‐GAAP Financial Measures” included in the Appendix to this Management Presentation. CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS USE OF NON‐GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

Page 3 James Hardie Q1 FY22 Results AGENDA • Strategy Update • Q1 FY22 Financial Results • Questions and Answers Dr. Jack Truong Chief Executive Officer Jason Miele Chief Financial Officer

STRATEGY UPDATE

Page 5 James Hardie Q1 FY22 Results FY22 AND BEYOND: DRIVE PROFITABLE GROWTH GLOBALLY Market to Homeowners to Create Demand Penetrate and Drive Profitable Growth in Existing and New Segments Commercialize Global Innovations by Expanding Into New Categories Continued Execution and Expansion of Foundational Initiatives: i) LEAN Manufacturing,  ii) Customer Engagement, and iii) Supply Chain Integration 1 2 3

Page 6 James Hardie Q1 FY22 Results PROFITABLE ORGANIC GROWTH THROUGH MARKETING TO HOMEOWNERS 360 INTEGRATED MARKETING CAMPAIGN AWARENESS It’s Possible With James Hardie™ 1

Page 7 James Hardie Q1 FY22 Results SOCIAL & PROGRAMMATIC  EPICENTER CREATIVE INFLUENCER MARKETING CAMPAIGN – KIA MALONE PROFITABLE ORGANIC GROWTH THROUGH MARKETING TO HOMEOWNERS1 CONSIDERATION Link to Instagram Post

Page 8 James Hardie Q1 FY22 Results 0% 1% 1% 2% 0% 1% 3% 7% 7% 4% 5% 11% 10% 0% 11% 17% 10% 21% ‐25% ‐20% ‐15% ‐10% ‐5% 0% 5% 10% 15% 20% 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 PENETRATE AND DRIVE PROFITABLE GROWTH IN EXISTING AND NEW SEGMENTS %   V ol um e  G ro w th  O ve r p cp Hardie® Backer Boards Cemplank Hardie® Exteriors Hardie® Exteriors  w/ ColorPlus® Technology Hardie® market‐led Innovations Durability & Low Maintenance ValueAesthetics & Design Av er ag e  N et  S al es  P ric e  (U S$ /m sf ) $2,000 Price $500 $1,000 $1,500 FY20 FY21 FY22 %   P ric e/ M ix  G ro w th  O ve r p cp 2 Drive High Value Product Mix in North America

Page 9 James Hardie Q1 FY22 Results Oregon, USAOregon, USA California, USA PROFITABLE ORGANIC GROWTH VIA INNOVATION – NORTH AMERICA HARDIE® TEXTURED PANELS Utah, USA 3

Page 10 James Hardie Q1 FY22 Results Queensland, AustraliaVictoria, Australia New South Wales, Australia PROFITABLE ORGANIC GROWTH VIA INNOVATION – AUSTRALIA HARDIE™ FINE TEXTURE CLADDING 3 Queensland, Australia

Page 11 James Hardie Q1 FY22 Results United Kingdom France HARDIE® VL PLANK PROFITABLE ORGANIC GROWTH VIA INNOVATION – EUROPE3 United Kingdom

Page 12 James Hardie Q1 FY22 Results Global Net Sales US$843.3 million +35% Global Adj. Net Income US$134.2 million +50% All Europe Net Sales €103.3 million +37% Adj. EBIT €13.5 million +575% Adjusted EBIT Margin 13.1% North America Net Sales US$577.1 million +28% Adj. EBIT US$169.3 million +29% Adjusted EBIT Margin 29.3% Asia Pacific Net Sales  A$184.1 million +33% Adj. EBIT A$50.4 million +50% Adjusted EBIT Margin 27.4% NINE CONSECUTIVE QUARTERS OF DELIVERING GROWTH ABOVE MARKET AND STRONG RETURNS

Q1 FY22 FINANCIAL RESULTS

Page 14 James Hardie Q1 FY22 Results • All 3 regions delivered exceptional net sales and EBIT growth  • Adjusted EBIT increased 45% for the quarter, driven by: ◦ North America +29% (+US$38.4 million) ◦ Europe +575% (+€11.5 million)  ◦ APAC +50% (+A$16.8 million) • Adjusted Net Income increased 50% for the quarter • Continued Strong Operating cash flow of US$184.1 million,  driven by continued strong profitable sales growth globally and  continued LEAN execution GLOBAL RESULTS 1    Excludes asbestos related expenses and adjustments and restructuring expenses 2    Excludes asbestos related expenses and adjustments, tax adjustments and restructuring expenses Record Quarter in Net Sales and Net Income Exceptional Profitable Growth in All Three Regions

Page 15 James Hardie Q1 FY22 Results NORTH AMERICA SUMMARY Gaining Momentum in  High Value Product Mix Penetration With our Customers • Net sales growth of +28% for the quarter, to US$577.1  million • Volume increased +21% for the quarter • Exteriors volume +23%  • Interiors volume  +13% • Price/Mix increased +7% • Gaining momentum in High Value Product  penetration with our customers • Adjusted EBIT growth of +29% at an EBIT margin of 29.3%  for the quarter • Strong volume growth, particularly of High Value  Products • LEAN manufacturing savings • Partially offset by higher SG&A, Freight and Input costs • Strong Adjusted EBITDA Margin of 33.9% 1  Excludes restructuring expenses

Page 16 James Hardie Q1 FY22 Results EUROPE SUMMARY  • Net Sales growth of +37%, to €103.3 million, for the  quarter • Volume increased +28% for the quarter • Price/Mix increased +9% • Fiber Cement Net Sales +91% for the quarter • Adjusted EBIT growth of +575% at an EBIT margin of  13.1% for the quarter • Strong volume growth, particularly of Fiber Cement  products and Fiber Gypsum flooring products • LEAN manufacturing savings • Partially offset by increases in Freight and Input costs Three Straight Quarters of Double Digit Sales Growth and at Double Digit Adjusted EBIT Margin % 1  Excludes restructuring expenses

Page 17 James Hardie Q1 FY22 Results APAC SUMMARY • Net sales growth of +33%, to A$184.1 million, for the quarter • Volumes +41% for the quarter • All 3 countries delivered exceptional volume growth • Philippine's volume +158% versus pcp causing blended  APAC price/mix impact to be negative (Net Sales growth  lower than Sales Volume growth) • ANZ price/mix increased +6% • Outstanding profitable growth in New Zealand • Adjusted EBIT +50% at 27.4% Adjusted EBIT Margin • Strong net sales growth • Partially offset by higher SG&A, Freight and Input costs Exceptional Net Sales and EBIT Growth in  All Three Countries 1  Excludes restructuring expenses

Page 18 James Hardie Q1 FY22 Results 1 OPERATING CASH FLOW CAPITAL EXPENDITURES Prattville plant on track to be best startup  • Sheet Machine #1 started in March 2021 with  saleable production • Sheet Machine #2 started in July 2021 with  saleable production Strong operating cash flow of US$184.1 million  for Q1 FY22 and trailing twelve months up  56% to US$781.8 million • Increased profitable sales • Integrated with customers to reduce working  capital for both customers and James Hardie O pe ra tin g  Ca sh  F lo w  U S$  M ill io ns 189.2 184.1 500.2 781.8 0 100 200 300 400 500 600 700 800 Q1 FY21 Q1 FY22 Quarterly TTM Total capital expenditures expected to be  approximately US$250‐$350 million per year for the  period FY22‐FY24

Page 19 James Hardie Q1 FY22 Results CAPITAL ALLOCATION ALIGNED TO PROFITABLE GROWTH STRATEGY Invest in Growth, Return Capital to Shareholders, While Continuing  to Strengthen our Balance Sheet • Preserve strong liquidity and flexibility • Invest in organic growth: capacity expansion, market driven innovation &  marketing directly to the homeowner • Maintain net leverage ratio of 1‐2x • 1.0x leverage ratio as of 30 June 2021   • Return capital to shareholders

Page 20 James Hardie Q1 FY22 Results FULL YEAR FISCAL YEAR 2022 GUIDANCE PNW, USA Management raises full year FY22 Adjusted Net Income1 to range of US$550 million and US$590 million (From US$520 million and US$570 million)3 North America Net Sales Growth 20+% growth versus FY21 Price/Mix +7% to +9% improvement versus FY21 (from +4% to +6%)3 Global SG&A and R&D investment2 US$100 to US$120 million incremental to FY21 (from US$80 to US$110 million)3 COGS inflation US$120 to US$150 million incremental to FY21 (from US$100 to US$150 million)3 James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to the  COVID‐19 pandemic and set forth in our Media Release in “Forward‐Looking Statements.” 1 Fiscal Year 2022 Adjusted Net Income excludes asbestos related expenses and adjustments 2 SG&A and R&D investment excludes increases or decreases in stock compensation expenses driven by changes in the JHX share price. 3 Ranges previously communicated at Investor Day on May 25th, 2021

QUESTIONS

APPENDIX

Page 23 James Hardie Q1 FY22 Results DRIVING A HIGHER VALUE PRODUCT MIX – AVERAGE NET SALES PRICE

Page 24 James Hardie Q1 FY22 Results GENERAL CORPORATE COSTS • Unfavorable movement in foreign  exchange gains and losses and  • Investment in growth initiatives  including talent and expenses related to  building our global brand • Customer Driven Innovation remains core strategic pillar • R&D up 40% versus the pcp • Product development R&D expenses of US$1.7 million, included within the NA, APAC and EU segments, decreased 15% for the quarter RESEARCH & DEVELOPMENT (6.0) (8.4) (10) (5) 0 FY21 FY22 US $ M ill io ns Research and Development Q1 EBIT 1 Excludes asbestos related expenses and adjustments

Page 25 James Hardie Q1 FY22 Results LIQUIDITY PROFILE Strong Cash and Liquidity Position 2 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature,  which is provided for under  the terms of the syndicated RCF agreement, but not credit approved.  Do no anticipate accessing accordion feature. 2 Based on exchange rate as of 30 June 2021 3 Leverage ratio is based on bank covenant definition 1.9x 0.9x 1.0x 31 Mar 2020 31 Mar 2021 30 Jun 2021 Net Leverage Ratio3 Corporate debt structure • €400 million (US$476 million)2 3.625% senior unsecured notes,  maturing 2026 (callable in October 2021) • US$400 million 5.00% senior unsecured notesmaturing 2028  (callable in January 2023) • US$500 million unsecured RCF, maturing December 2022 Net leverage and liquidity • 1.0x leverage ratio3 at 30 June 2021 • US$554.1 million of liquidity on 30 June 2021

Page 26 James Hardie Q1 FY22 Results DEPRECIATION AND AMORTIZATION US$ Millions Q1 FY22 Q1 FY21 Depreciation and amortization North America Fiber Cement 26.4$ 21.2$ Asia Pacific Fiber Cement 3.6 2.8 Europe Building Products 7.6 6.1 Research and Development 0.3 0.3 General Corporate 0.5 0.8 Total Depreciation and amortization 38.4$ 31.2$ Three Months Ended 30 June

Page 27 James Hardie Q1 FY22 Results Quarter ended 30 June 2021: • Net cash outflow was 26% below actuarial expectations • Gross cash outflow was 20% below actuarial expectations • Claims received were 6% below actuarial estimates and 13% below pcp • Number of claims settled were 35% below pcp • Average claim settlement was flat compared to actuarial estimates and 39% above pcp ASBESTOS CLAIMS DATA 1 Average claim settlement is derived as the total amount paid divided by the number of non‐nil claims

Page 28 James Hardie Q1 FY22 Results This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non‐GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our consolidated financial statements is Operating income (loss). Definitions EBIT – Earnings before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Price/Mix – Price/Mix is defined as the percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the volume growth percentage. Sales Volume mmsf –million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non‐financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems NON‐GAAP FINANCIAL MEASURES

Page 29 James Hardie Q1 FY22 Results NON‐GAAP FINANCIAL MEASURES  Adjusted EBIT and Adjusted EBITDA US$ Millions Q1'22 Q1'21 Q1'20 EBIT 183.0$ 49.8$ 132.5$ Asbestos: Asbestos adjustments (gain) loss (2.8) 63.7 (8.5) AICF SG&A expenses 0.3 0.3 0.4 Restructuring expenses - 11.1 - Adjusted EBIT 180.5$ 124.9$ 124.4$ Net sales 843.3 626.3 656.8 Adjusted EBIT margin 21.4% 19.9% 18.9% Depreciation and amortization 38.4 31.2 31.6 Adjusted EBITDA 218.9$ 156.1$ 156.0$ Adjusted EBITDA Margin 26.0% 24.9% 23.8% Three Months Ended 30 June   US$ Millions Q1'22 Q1'21 Q1'20 North America Fiber Cement Segment EBIT 169.3$ 128.4$ 113.5$ Restructuring expenses - 2.5 - North America Fiber Cement Segment Adjusted EBIT 169.3$ 130.9$ 113.5$ North America Fiber Cement Segment net sales 577.1 451.8 452.3 North America Fiber Cement Segment Adjusted EBIT margin 29.3% 29.0% 25.1% Depreciation and amortization 26.4 21.2 22.0 North America Fiber Cement Segment Adjusted EBITDA 195.7$ 152.1$ 135.5$ North America Fiber Cement Segment Adjusted EBITDA Margin 33.9% 33.7% 30.0% Three Months Ended 30 June North America Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA

Page 30 James Hardie Q1 FY22 Results NON‐GAAP FINANCIAL MEASURES   US$ Millions Q1'22 Q1'21 Q1'20 Asia Pacific Fiber Cement Segment EBIT 38.8$ 18.9$ 24.8$ Restructuring expenses - 3.4 - Asia Pacific Fiber Cement Segment Adjusted EBIT 38.8$ 22.3$ 24.8$ Asia Pacific Fiber Cement Segment net sales 141.8 91.3 108.0 Asia Pacific Fiber Cement Segment Adjusted EBIT margin 27.4% 24.4% 23.0% Depreciation and amortization 3.6 2.8 3.0 Asia Pacific Fiber Cement Segment Adjusted EBITDA 42.4$ 25.1$ 27.8$ Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin 29.9% 27.3% 25.7% Three Months Ended 30 June Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA   US$ Millions Q1'22 Q1'21 Q1'20 Europe Building Products Segment EBIT 16.3$ (2.7)$ 7.9$ Restructuring expenses - 5.1 - Europe Building Products Segment Adjusted EBIT 16.3$ 2.4$ 7.9$ Europe Building Products Segment net sales 124.4 83.2 95.9 Europe Building Products Segment Adjusted EBIT margin 13.1% 2.9% 8.2% Depreciation and amortization 7.6 6.1 5.4 Europe Building Products Segment Adjusted EBITDA 23.9$ 8.5$ 13.3$ Europe Building Products Segment Adjusted EBITDA Margin 19.2% 10.1% 13.9% Europe Building Products Segment Adjusted EBIT and Adjusted EBITDA Three Months Ended 30 June

Page 31 James Hardie Q1 FY22 Results NON‐GAAP FINANCIAL MEASURES 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments US$ Millions Q1'22 Q1'21 Interest expense, net 10.1$ 12.6$ AICF interest income, net (0.1) (0.1) Adjusted interest expense, net 10.2$ 12.7$ Adjusted interest expense, net Three Months Ended 30 June  Adjusted net income US$ Millions Q1'22 Q1'21 Q1'20 Net income 121.4$ 9.4$ 86.5$ Asbestos: Asbestos adjustments (gain) loss (2.8) 63.7 (8.5) AICF SG&A expenses 0.3 0.3 0.4 AICF interest income, net (0.1) (0.1) (0.2) Restructuring expenses - 11.1 - Tax adjustments1 15.4 4.9 12.0 Adjusted net income 134.2$ 89.3$ 90.2$ Three Months Ended 30 June

Page 32 James Hardie Q1 FY22 Results NON‐GAAP FINANCIAL MEASURES 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Adjusted effective tax rate US$ Millions Q1 FY22 Q1 FY21 Income before income taxes 172.7$ 37.4$ Asbestos: Asbestos adjustments (gain) loss (2.8) 63.7 AICF SG&A expenses 0.3 0.3 AICF interest income, net (0.1) (0.1) Restructuring expenses - 11.1 Adjusted income before income taxes 170.1$ 112.4$ Income tax expense 51.3 28.0 Tax adjustments1 (15.4) (4.9) Adjusted income tax expense 35.9$ 23.1$ Effective tax rate 29.7% 74.9% Adjusted effective tax rate 21.1% 20.6% Three Months Ended 30 June

Q1 FY22 MANAGEMENT PRESENTATION 10 August 2021